SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

Amendment No.                      1

Name of Issuer:                    FORT BEND HOLDING CORP.


Title of Class of Securities:      Common Stock


CUSIP Number:                      346824105


Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications:

                                   Suzanne Capellini
                                   First Manhattan Co.
                                   437 Madison Avenue
                                   New York, NY  10022      212-756-3480


Date and Event which Requires
  Filing of this Statement:        N/A

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  346824105


1)  Name of Reporting Person; S.S. or I.R.S. Identification No. of above Person:

          First Save Associates, L.P.  IRS # 13-3329033

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a) [ ]
                                                                   (b) [X]


3)  SEC Use Only


4)  Source of Funds (See Instructions):                               WC


5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                          [ ]


6)  Citizenship or Place of Organization:                        New Jersey


Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power:                            39,050


8)  Shared Voting Power:                          0


9)  Sole Dispositive Power:                       39,050


10) Shared Dispositive Power:                     0


11) Aggregate Amount Beneficially Owned
             by Each Reporting Person:            39,050


12) Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions):                [ ]


13) Percent of Class Represented by Amount in Row (11):  4.7%


14) Type of Reporting Person (See Instructions):                 PN

CUSIP No. 346824105


1)  Name of Reporting Person; S.S. or I.R.S. Identification No. of above Person:

                    Second First Save Associates, L.P.    IRS # 13-3367940

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                              (a) [ ]

                                                              (b) [X]


3)  SEC Use Only


4)  Source of Funds (See Instructions):                          WC


5)  Check if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(e)                   [ ]


6)  Citizenship or Place of Organization:                       New Jersey


Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power:                                 33,760


8)  Shared Voting Power:                               0


9)  Sole Dispositive Power:                            33.760


10) Shared Dispositive Power:                          0


11) Aggregate Amount Beneficially Owned by Each Reporting Person:   33,760


12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions):        [ ]


13) Percent of Class Represented by Amount in Row (11):      4.1 %


14) Type of Reporting Person (See Instructions)                PN

CUSIP No. 346824105

1)  Name of Reporting Person; S.S. or I.R.S. Identification No. of above Person:

                     *First Manhattan Co.   IRS #13-1957714

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a) [ ]

                                                                   (b) [X]
3)  SEC Use Only


4)  Source of Funds (See Instructions):                                WC


5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                          [ ]


6)  Citizenship or Place of Organization:                         New York


Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power:                         N/A Pursuant to Instruction C

8)  Shared Voting Power:                       N/A Pursuant to Instruction C

9)  Sole Dispositive Power:                    N/A Pursuant to Instruction C

10) Shared Dispositive Power:                  N/A Pursuant to Instruction C


11) Aggregate Amount Beneficially
Owned by Each Reporting Person:                N/A Pursuant to Instruction C

12) Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions):[ ] N/A Pursuant to Instruction C


13) Percent of Class Represented by
Amount in Row (11):                            N/A Pursuant to Instruction C

14) Type of Reporting Person (See Instructions)
                                               N/A Pursuant to Instruction C

*Included as required by Instruction C. First Manhattan Co. is General Partner of both First Save Associates, L.P. and Second First Save Associates, L.P.

CUSIP No.  346824105

Item 1.  Security and Issuer

This statement relates to the common stock, $.01 par value, of FORT BEND HOLDING CORP., 3400 AVENUE H, ROSENBERG, TX 77471

Item 2.  Identity and Background

a) Name             (b) Business             (c) Principal           (d)    (e)
                        Address                  Occupation

1) First Save        c/o First Manhattan Co.   Investment in         No      No
 Associates, L.P.    437 Madison Ave.          bank securities
                     NY, NY  10022

2)Second First Save  c/o First Manhattan Co.   Investment in         No      No
 Associates, L.P.    437 Madison Avenue        bank securities
                     NY, NY  10022

3) First Manhattan Co. 437 Madison Avenue      Investment            No      No
                       NY, NY  10022           Adviser

Item 3.  Source and Amount of Funds or Other Consideration

$423,833.23       Acquired from partnership working capital
                    of First Save Associates, L.P.

$366,193.79      Acquired from partnership working capital
                    of Second First Save Associates, L.P.

Item 4.  Purpose of Transaction

             The securities were acquired solely for investment purposes.


Item 5.  Interest in Securities of the Issuer
a)   39,050          shares;  4.7%   by First Save Associates, L.P.
     33,760          shares;  4.1%   by Second First Save Associates, L.P.

b) Voting and Dispositive Power With Respect To Securities of the Issuer:
     First Save Associates, L.P.
               sole voting power:                            39,050     shares
               sole dispositive power:                       39,050     shares

     Second First Save Associates, L.P.
               sole voting power:                            33,760   shares
               sole dispositive power:                       33,760   shares


c) First Save Associates, L.P. effected the following purchase transactions in
 FORT BEND HOLDING CORP.     during the past sixty (60) days:

               Amt. of            Price                Where
Trade Date     Securities         Per Share            Transacted

                         Not Applicable

CUSIP No.  346824105

Second First Save Associates, L.P. effected the following purchase transactions in during the past sixty (60) days:

               Amt. of              Price                Where
Trade Date     Securities          Per Share            Transacted

                         Not Applicable



d)  N/A
e)  N/A

Item 6. Contracts, Arrangements, Understandings, or
          Relationships with Respect to Securities of the Issuer.

First Manhattan Co. is a registered investment adviser and the general partner of both First Save Associates, L.P. and Second First Save Associates, L.P. As of December 31, 1996, First Manhattan Co. is including in its annual Form 13G filings the securities held in the accounts of First Save Associates, L.P. and Second First Save Associates, L.P. Accordingly, First Manhattan Co. will no longer maintain separate Form 13D filings for such positions held in the accounts of First Save Associates, L.P. and Second First Save Associates, L.P.

Item 7.  Material to be Filed as Exhibits

        None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



First Save Associates, L.P.
Second First Save Associates, L.P.
by:  First Manhattan Co., General Partner




/s/ Neal K. Stearns
General Partner

Date:  8/19/97